

H&G Science

424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

THE COMPANY

1.   Name of issuer: **H&G Science LLC**

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?   ☐ Yes   ☑ No

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Ed Glicken
Dates of Board Service:	December 1, 2018 – present
Principal Occupation:	Chief Executive Officer
Employer:	H&G Science LLC
Dates of Service:	September 2015 - present
Employer's principal business:	Healthcare
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
	None
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	



H&G Science

424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

Employer:	H&G Science LLC
Employer's principal business:	Biotechnology
Title:	CEO
Dates of Service:	September 2015 - present
Responsibilities:	Day to day operations, Business development.

Name:	Kevin Henretta
Dates of Board Service:	December 1, 2018 – present
Principal Occupation:	Chief Technology Officer
Employer:	H&G Science LLC
Dates of Service:	September 2015 - present
Employer's principal business:	Healthcare

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position:	None

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	Asahi Kasei Bioprocess America, Inc.
Employer's principal business:	Custom commercial scale production equipment for the pharmaceutical industry.
Title:	Senior Design Engineer
Dates of Service:	September 2017 - present
Responsibilities:	Custom equipment design and fabrication drawings



H&G Science

424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: *Ed Glicken*

Title:	Chief Executive Officer
Dates of Service:	September 2015 - present
Responsibilities:	Oversees all business activities

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position:	None.

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	H&G Science LLC
Employer's principal business:	Biotechnology
Title:	CEO
Dates of Service:	September 2015 - present
Responsibilities:	Day to day operations, Business development.

Name: *Kevin Henretta*

Title:	Chief Technology Officer
Dates of Service:	September 2015 - present
Responsibilities:	Oversees all scientific related activities

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Employer:	Asahi Kasei Bioprocess America, Inc.
Employer's principal business:	Custom commercial scale production equipment for the pharmaceutical industry.
Title:	Senior Design Engineer
Dates of Service:	September 2017 - present
Responsibilities:	Custom equipment design and fabrication drawings



H&G Science

424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Ed Glicken	500,000	50%
Kevin Henretta	500,000	50%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

THE COMPANY

H&G Science LLC aims to facilitate the safe and effective treatment of diseases. We have provisional patent filings and intellectual property that facilitates both novel drug discovery and the commercial-scale extraction and purification of natural and synthetic therapeutic compounds. Our current primary focus is in the use of tocotrienols to prevent and treat cancer and other diseases. Tocotrienols, most easily obtained from naturally occurring red palm, have been indicated as anti-cancer agents, radiation protecting agents, and preventive agents against many other diseases and ailments. We are positioned to be the first and possibly only supplier of the highly-purified isoforms needed for optimum efficacy in this market.

The company members are:

   Ed Glicken, *CEO* – Ed has a formal background as an attorney and is actively involved in relationships with key researchers and practitioners in natural cancer therapy, radiation protection and anti-inflammatory development. Ed has negotiated agreements with key commercial-scale supply and manufacturing operations, as well as key clinical practitioners positioned to run studies needed for effective market entry.

   Kevin Henretta, *CTO* – Kevin has a formal background in chemistry and 20 years of experience developing large-scale purification and extraction technologies. Kevin is a leading expert on tocotrienol extraction and purification, as well as other natural and synthetic product purification techniques.

TOCOTRIENOLS

It is common for naturally occurring compounds to exhibit valuable anti-disease behavior, and tocotrienols are not the first to potentially enter the anti-cancer market. Taxol, now one of the leading standard-of-care cancer treatment agents, originated as a natural extract from the bark of the Pacific yew tree. As concerns grew over



H&G Science

424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

sustainability of the natural compound, the industry developed synthetic alternatives, which provided the added benefit of intellectual property protection through patents (naturally occurring compounds cannot be patented for oral administration). The result is a host of synthetic Taxol derivatives that are quite toxic, with side effects that are considered intolerable to many patients and practitioners. Tocotrienol, which has been proven to be completely side effect free, is in a unique position to avoid a similar fate due to the massive palm oil industry that produces a byproduct containing enough tocotrienol to supply the potential world market. Intellectual property protection, which has already started, is obtained through development of proprietary approaches to the extraction and purification of the compounds, formulations with other therapeutic agents, and semi-synthetic modifications to the tocotrienol molecules.

THE OPPORTUNITIES

H&G Science is currently negotiating supplying its unique isoform extractions for multiple clinical interest areas as described in the below sections.

- *RADIATION PROTECTION & CANCER TREATMENT (Colorectal): Major U.S. Cancer Center* –
  - o We are involved in ongoing discussions with a leading rectal cancer specialist who has conducted his own animal studies and seen the exciting radio-protectant properties of tocotrienols first-hand. He also demonstrated that tocotrienols, while protecting healthy cells from the harms of ionizing radiation, act to sensitize tumors to radiation treatments. He has submitted a proposal to team with us and perform a formal clinical trial with his patients to demonstrate the radiation-sensitizing effect of gamma-tocotrienol on colon cancer tumors.
  - o The preferred administration mode for this study is expected to yield valuable intellectual property in the form of patent filings on the this unique use of gamma-tocotrienol for treating colon cancer tumors, and ultimately treating many other forms of cancer with the tocotrienol isoforms.

- *CANCER TREATMENT (Pancreatic): Major U.S. Cancer Center* –
  - o Leading MD/PhD, is ready to enter Phase Ib/II clinical trials on the use of delta-tocotrienol for the prevention of pancreatic cancer metastasis after surgical tumor removal. Phase Ia data has shown that delta-tocotrienol, when administered alongside the current standard of care, dramatically decreases the risk of pancreatic cancer recurrence in patients who have undergone tumor removal and colon resection surgery. Further data indicates that when administered as a maintenance dose, tocotrienol can delay or eliminate relapse in treated patients.
  - o Any clinical trial data substantiating this will be usable for further research and business opportunities. In return for funding the clinical trial and supplying the tocotrienol, H&G will secure an exclusive right to already filed patents on the use of delta-tocotrienol in this application and secure an exclusive right to mass produce the tocotrienol necessary for supplying the treatment to market.

- *RADIATION PROTECTION (Cardiac Fluoroscopy/General Fluoroscopy): Major U.S. Health Center*
  - o We have received a formal proposal to run Phase I/II human clinical trials on tocotrienol as radiation protection agents for patients undergoing cardiac imaging procedures. This particular opportunity presents an ability to more directly market an over-the-counter supplement to everyday consumers for protection against environmental radiation, as well as a more targeted single or double-dose regimen for patients undergoing these radiation intensive procedures and diagnostic screenings.
  - o The initial target market will be practitioners and patients of the procedure, but a potential consumer over-the-counter health supplement business would most likely be enabled in the years



H&G Science

424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

to follow. Pharmaceutical versions could potentially become standard protocol for all radiation producing testing procedures from x-rays to fluoroscopy.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

(1) Much of the initial investment funds are allocated to conducting FDA-regulated clinical trials. While we aim to be diligent in adhering to all required timelines, practices, and filings, as well as designing multiple studies across many areas for the best chance of success, there is no guarantee that the results of the clinical studies will open the door for successful market entry.

(2) While some areas of proposed clinical research have already shown positive results through past studies performed by third parties, there are some areas of proposed research that are only positioned on successful laboratory and, in some cases, animal data.

(3) We are a development stage company without significant revenues or profits. We cannot ensure that our clinical testing will be successful, that regulatory approval will be obtained, or that we will be able to successfully market, license and/or sell our product(s). We also cannot ensure that we will not encounter unexpected difficulties, which will have a material adverse effect on us, our operations or our properties.

(4) We rely on third parties to perform data collection and analysis with respect to our clinical trials. which may result in costs and delays that prevent us from successfully commercializing our product(s). We do not have the personnel resources to conduct all of the activities relating to the collection and analysis of data from our clinical trials. We rely and will continue to rely on clinical investigators, third-party clinical research organizations and consultants to perform many of these functions.



H&G Science

Santa ~~~~, ~~~~~~~
424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

(5) Our research, development, testing, manufacturing, marketing, and distribution of our product(s) are, and will continue to be, subject to extensive regulation, monitoring, and approval by FDA and other government agencies, potentially in ways that we cannot currently predict.

(6) Our profitability will be affected if we incur product liability claims in excess of our insurance coverage. The testing and marketing of medical products, even after FDA approval, have an inherent risk of product liability.

(7) Our success is highly dependent on the continued services of a limited number of skilled managers and scientists. The loss of any of these individuals could have a material adverse effect on us.

(8) Our ability to generate revenue from our product will depend on reimbursement and drug pricing policies and regulations. We cannot be sure that reimbursement in the United States, Europe or elsewhere will be available under the prevailing health care legislation, and if reimbursement should become available, that it will not be decreased or eliminated in the future. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product(s). We are unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future or what effect this legislation or regulation would have on our business.

(9) Failure to obtain regulatory approval in foreign jurisdictions would prevent our product from being marketed abroad.

(10) Our manufacturing process is subject to a variety of federal, state and local laws, rules and regulations related to the discharge or disposal of toxic, volatile or other hazardous chemicals. Although we believe that we are in material compliance with these laws, rules and regulations, the failure to comply with present or future regulations could result in fines being imposed on us, suspension of production or cessation of operations. Third parties may also have the right to sue to enforce compliance. Moreover, it is possible that increasingly strict requirements imposed by environmental laws and enforcement policies could require us to make significant capital expenditures. The operation of a manufacturing plant entails the inherent risk of environmental damage or personal injury due to the handling of potentially harmful substances, and there can be no assurance that we will not incur material costs and liabilities in the future because of an accident or other event resulting in personal injury or unauthorized release of such substances to the environment. In addition, we generate hazardous materials and other wastes that are disposed of at various offsite facilities. We may be liable, irrespective of fault, for material cleanup costs or other liabilities incurred at these disposal facilities in the event of a release of hazardous substances by such facilities into the environment.

(11) Our success depends in part on our ability to obtain and maintain intellectual property protection for our product(s) as well as our technology and know-how. Our policy is to seek to protect our product(s) and our technologies by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our products. Some of these patents will be, or have been, filed by the institutions we will be utilizing to conduct our clinical trials. The patent positions of companies like ours are generally uncertain and may involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective patent claims and enforcing those claims once granted. We do not know whether any of these patent applications will result in the issuance of any patents. Issued patents and those that may issue in the future may be challenged, invalidated, rendered unenforceable or circumvented, which could limit our ability to stop competitors from marketing related products. In addition, the rights granted under any



H&G Science

424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

issued patents may not provide us with competitive advantages against competitors with similar compounds or technologies. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us in a manner that does not infringe our patents or other intellectual property.

(12) In addition to patent protection, we also rely on protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of trade secrets and proprietary information, we have entered into confidentiality agreements with our employees, consultants and collaborators upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees also provide that inventions conceived by the individual in the course of rendering services to us will be our exclusive property. Individuals with whom we have these agreements may not comply with their terms. In the event of the unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by others in their work for us, disputes may arise as to the rights in related inventions. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. The disclosure of our trade secrets would impair our competitive position and could have a material adverse effect on our operating results, financial condition and future growth prospects.

(13) Competitors may infringe our patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover its technology. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing. Interference proceedings brought by the United States Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications or those of our collaborators or licensors. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and be a distraction to our management. We may not be able to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. We may not prevail in any litigation or interference proceeding in which we are involved. Even if we do prevail, these proceedings can be very expensive and distract our management.

(14) Our success depends in part on avoiding the infringement of other parties' patents and proprietary rights. In the United States, patent applications filed in recent years are confidential for 18 months, while older applications are not published until the patent issues. As a result, there may be patents of which we are unaware, and avoiding patent infringement may be difficult. We may inadvertently infringe third-party patents or patent applications. These third parties could bring claims against us that, even if resolved in our favor, could cause us to incur substantial expenses and, if resolved against us, could additionally cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of our product(s) in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder. Such a license may not be available on acceptable terms, or at all,



H&G Science

424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

particularly if the third party is developing or marketing a product competitive with ours. Even if we were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. We also may be required to pay substantial damages to the patent holder in the event of an infringement. Under some circumstances in the United States, these damages could be triple the actual damages the patent holder incurs. If we have supplied infringing products to third parties for marketing or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or damages paid to the patent holder. Any successful infringement action brought against us may also adversely affect marketing of our product(s) in other markets not covered by the infringement action. Furthermore, we may suffer adverse consequences from a successful infringement action against us even if the action is subsequently reversed on appeal, nullified through another action or resolved by settlement with the patent holder. The damages or other remedies awarded, if any, may be significant. As a result, any infringement action against us would likely delay the regulatory approval process, harm our competitive position, be very costly and require significant time and attention of our key management and technical personnel.

THE BOTTOM LINE: Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guaranty success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

THE OFFERING

9.   What is the purpose of this offering?

To raise funds to:
1. Secure several manufacturing and formulation patents.
2. Manufacture novel patent pending molecule.
3. Produce tocotrienol for human clinical trials.
4. Proceed with a larger Reg A+ or Reg D offering.
5. Secure and initiate several human clinical trials.
6. Cover legal and operational expenses and fees.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	*If Maximum Amount Sold*
Total Proceeds	$25,000	$1,070,000
Less: Offering Expenses (FP fees)	$2,000	$85,600
Net Proceeds	$23,000	$984,400
Estimated Use of Net Proceeds		



H&G Science

424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

(A) Manufacture patent pending molecule for treatment of brain and other cancers		$50,000
(B) Test patent pending molecule for anti-cancer activity		$35,000
(C) Corporate structuring, start FDA filings, and secure options on key clinical trials outlined in business plan		$10,000
(D) Marketing activities and SEC filings for securing further funding	$13,000	$115,000
(E) Begin tocotrienol manufacturing improvement research, and file patents on novel approaches		$250,000
(F) Initiate Phase I/II clinical trial in one of the areas described in the business plan		$120,000
(G) Operational costs, staffing and legal	$10,000	$404,400
Total Use of Net Proceeds (Estimated)	**$23,000**	**$984,400**

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $25,000. After the Minimum Offering Proceeds, have been reached, and the company decides to have a close of the regulation crowd funding offering, the funds will be released to the company and a copy of the subscription agreement will be emailed to each investor as part of that closing. Then, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.



H&G Science
424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**

	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered. We are issuing a structured contract called a Debt Until Security Token Offering, or ("DUSTO").

TERMS OF THE SECURITIES

Summary

The Company is offering Debt Until Security Token Offering (each, a "DUSTO" and, collectively, the "DUSTOs"). Purchasers of the DUSTOs are referred to as "Lenders." Certain definitions used in this Summary section are included below.

On the Maturity Date the Lenders will be entitled to repayment of amounts loaned pursuant to the DUSTO, plus interest accruing thereon at the Interest Rate from the date of the DUSTO until the entire amount loaned under the DUSTO is repaid. If the initial closing of the Security Token Offering occurs on or prior to December 31. 2021, amounts due under the DUSTOs, plus any accrued and unpaid interest, will be paid in Tokens. If the initial closing date of the Security Token Offering has not occurred on or prior to December 31. 2021, the DUSTOs, plus any accrued and unpaid interest, shall be due and payable in cash. The Company shall have up to thirty (30) calendar days from the Maturity Date to make any payments that may be due to Lender.
Additional information regarding the DUSTO's key terms is provided below. **Prospective Lenders should review the entirety of this document and the form of DUSTO attached hereto as Annex 1: *The DUSTOs***

Conversion upon the Security Token Offering

If the initial closing date of the Security Token Offering occurs on or prior to the Final Maturity Date, each DUSTO shall convert into a number of Tokens equal to the aggregate principal amount loaned under such DUSTO, plus interest accrued thereon at the Interest Rate, divided by the Token Price. The "Token Price" shall be the lowest undiscounted price received by the Company in the initial closing of the Security Token Offering. By way of illustration, if the Token Price is equal to $5.00 per Token and the aggregate amount due and payable under the DUSTO is equal to $1,000.00, the Lender would receive 200 Security Tokens. The transfer of Security Tokens to the Lender constitutes satisfaction of the Company's debt repayment obligations so long as the Company utilizes the digital key or public address provided by the Lender.

Principal, Interest and Maturity

In this Offering, the Company will issue to Lenders up to an aggregate purchase amount of $1,070,000.00 of DUSTOs. The Company shall fully repay the amounts loaned under the DUSTOs and any interest accrued thereon, either in Tokens or in cash, as applicable, on the "Maturity Date" which will be the earlier of (i) thirty (30) days following the initial closing date of the Security Token Offering (defined on page 36, below), and (ii) December 31. 2021 (the "Final Maturity Date").

Simple interest on each DUSTO will accrue at the rate of 15.0% (or the maximum allowed by State law, if less than 15%) per annum (the "Interest Rate") from the initial issuance date of such DUSTO to, but excluding, the Maturity Date and will be payable to the Lender that is entitled to receive the payment of the principal amount of the DUSTO either in Tokens or in cash, as applicable.



H&G Science

Santa Paula, ... 424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. If the payment date falls on a day that is not a business day, payment shall be made on the next business day as if it were made on the date such payment was due and no interest shall accrue on the amount payable for the period from and after such Maturity Date.

Repayment upon the Final Maturity Date

If the initial closing date of the Security Token Offering has not occurred on or prior to the Final Maturity Date, the DUSTOs, plus any accrued and unpaid interest, shall be due and payable in cash.

Amendment of DUSTOs

Each DUSTO will be one of a series of similar instruments entered into by the Company from time to time. Any provision of the DUSTOs may be amended, waived or modified only upon the written consent of the Company and the holders of a majority in aggregate principal amount of all DUSTOs outstanding at the time of such amendment, waiver or modification.

Dissolution Event prior to DUSTO Termination

If a Dissolution Event occurs before the Company's repayment obligations under the DUSTO have been satisfied in full, to the fullest extent permissible by law and subject to the rights of any Senior Indebtedness, the Company shall pay an amount to each Lender equal to the unpaid aggregate principal amount of the DUSTO, plus any accrued and unpaid interest thereon, due and payable to the Lender immediately prior to, or concurrent with, the consummation of the Dissolution Event.

The aggregate principal amount and any such interest shall be paid prior and in preference to any distribution of the assets of the Company to holders of any outstanding equity interests of the Company or to holders of any outstanding Tokens, by reason of their ownership thereof. If, immediately prior to the consummation of the Dissolution Event, the assets of the Company that remain legally available for distribution to the Lenders and all holders of all other debt ranking equally in right of payment with the DUSTOs (the "Dissolving Parties") are insufficient to permit the payment to the Dissolving Parties of their respective unpaid debt amounts, then the remaining assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Parties in proportion to the unpaid debt amounts they would otherwise be entitled to receive.

"Dissolution Event" means the (i) a voluntary termination of the Company's operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the voluntary filing for bankruptcy protection or making of a general assignment for the benefit of creditors; (iv) an involuntary bankruptcy petition that is not dismissed within sixty (60) days, or (v) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"Senior Indebtedness" means any (i) indebtedness, liabilities and other obligations of the Company or with respect to which the Company is a guarantor, to banks, insurance companies or other lending or thrift institutions regularly engaged in the business of lending money, whether or not secured, (ii) indebtedness, liabilities and other obligations of the Company under any line of credit or revolving credit facility, (iii) any deferrals, renewals or extensions or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, and (iv) the Company's obligations under any secured debt.

Termination of DUSTO



H&G Science

424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

Each DUSTO will terminate upon the Company satisfying its repayment obligations under such DUSTO in full (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the DUSTO that, in either case, has not been cured).

Voting and Other Rights
Unlike common equity or any preferred equity that may be issued by the Company, the DUSTOs will not provide any protective provisions, rights to purchase future securities issued by the Company or its affiliates (so-called, "preemptive rights") or voting rights, including the right to elect members of the Board of Directors of the Company or any of its affiliates or voting on other matters of the Company or any of its affiliates. Except in the limited circumstances described herein, the DUSTOs do not convey any liquidation, information or inspection rights. The Company and its officers, directors, affiliates, and employees will not have fiduciary duties to the Lenders.

Liability Waiver and Arbitration

The DUSTO includes a liability limitation to the amount of the Lender's loan and a clause requiring arbitration of disputes between the Company and Lenders and preventing class actions.

The Tokens
The H&G Science tokens ("tococoins" or the "Tokens") will be digital blockchain tokens developed, produced and offered by the Company as part of the Security Token Offering. The Tokens are not intended to be or represent an interest in any monetary value, to serve as a medium of exchange, or to otherwise function as currency or as a substitute for currency. The Tokens are subject to dilution, including through the issuance of bonus Tokens and Tokens to future investors, third-parties, officers, employees and directors and affiliates.

A "Security Token Offering" will be deemed to occur upon the initial closing of the Company's first public sale of its Tokens, to be used on an established decentralized blockchain protocol created or licensed by the Company. A Security Token Offering will only be considered one in which the existence of the offering is made public and Security Tokens can be purchased by some or all segments of the general public (e.g., accredited investors or US residents) pursuant to a registration statement under the Securities Act or exemption from the Securities Act, including pursuant to Regulation A. Tokens that may not be purchased by some or all segments of the general public (e.g., accredited investors or U.S. residents) pursuant to a registration statement under the Securities Act or exemption therefrom will not be considered issued pursuant to a Security Token Offering.

The Company intends for the Tokens to represent an investment contract with the Company that will entitle the holder to receive distributions based on the Company's performance in the amount of 20% of operating profit after all costs incurred by the Company during a given period, as defined and authorized by Members of the LLC. The Tokens do not represent an equity interest in the Company or any of its affiliates.

The Company intends for the Tokens to be ERC20 compliant, which would enable the secondary market purchase and sale of tococoins through regulated exchanges known as Alternative Trading Systems ("ATS") that support crypto assets. Few of these crypto ATS systems are currently operational. Through a valid extension to ERC20, we anticipate that the Token will provide for the payment of distributions in ether within the Ethereum blockchain to the holder of the Token without compromising liquidity.

The Company may issue an unlimited amount of DUSTOs or other securities after the conclusion of this Offering. The Company's obligations under the DUSTO will not be obligations of the Company's subsidiaries or any of its affiliates.



H&G Science
424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

Token Distribution Rights
Distributions will be made when and as determined by the Company. Any amounts that the Company determines are reasonably necessary to pay the Company's expenses and create reserves for the Company's obligations and activities will reduce the amount of cash available for distribution to holders of Tokens.

Token Holder's Right to Receive Liquidation Distributions
In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of any other liquidation transaction other than a Company Sale (as defined below), we intend that the holders of all security tokens issued by the Company, including the Tokens, will share ratably in approximately 20% of the Net Asset Amount (as defined below). The holders of common stock of the Company will be entitled to the remainder of the Net Asset Amount. "Net Asset Amount" means assets legally available for distribution to the holders of Tokens and stockholders of the Company after the payment of all the Company's debts and other liabilities. The Company's obligations to pay a portion of the Net Asset Amount to the holders of the Token will be a contractual obligation and not an obligation pursuant to the Delaware General Corporation Law.
The Company may issue additional tokens in the future that relate to different business lines or products. All security tokens issued by the Company, including the Tokens, will share ratably in this liquidation distribution.

Phantom Equity Distribution
We intend for the holders of the Tokens to benefit from a potential increase in value of our Company's equity. Tokenholders will be granted a contractual right to receive consideration that is equivalent to a 20.0% member in the LLC, which will be distributed upon the occurrence of a Company Sale. If a Company Sale occurs, each Token will be eligible to receive the consideration allocated to this "phantom equity" on a pro-rata basis.

The phantom equity is a fixed percentage membership in the LLC, and the equity allocated for the benefit of Token holders will be subject to dilution if the Company issues additional equity, such as to investors, directors, employees and consultants, without allocating additional shares of phantom stock to holders of our Tokens. Additionally, the benefits of the equity allocation will be distributed pro-rata across all Tokens, so that if we issue more Tokens, the benefits of the equity allocation for Token holders will be further diluted. The Company has the right to issue an unlimited amount of Tokens and an unlimited amount of equity without the approval of Token holders.

"Company Sale" means (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from Company stockholders shares representing more than fifty percent of the outstanding voting power of the Company, (b) a merger or consolidation in which the Company is a party or a subsidiary of the Company is a party and the Company issues shares of its capital stock, except any transaction in which the shares of capital stock outstanding prior to the transaction continue to represent, immediately following the transaction, at least of majority of the outstanding voting power of the surviving corporation or parent of such surviving corporation, or (c) the sale, lease, transfer or other disposition of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, except to a wholly-owned subsidiary of the Company.

Company Redemption Right
Further, the Company intends for the Tokens to be subject to a redemption right in favor of the Company. The redemption right may be exercised by the Company only upon the approval of the tokenholders holding a majority of the tokens then outstanding, excluding any tokens held by the Company, the acquirer of the Company in the event of a Company Sale, or any of their respective affiliates.

In the event that the Company is acquired, and the acquirer of the Company also wishes to acquire, purchase, redeem or extinguish all of the Tokens, the acquirer will offer a redemption price for the Tokens to each Token



H&G Science

Santa ███, ██ █████

424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

holder. If the holders representing at least a majority of the Tokens accept the purchase offer for the Tokens, then the redemption price will be distributed to the Token holders and all Tokens will be extinguished.

Voting and Other Rights
Unlike common equity or any preferred equity that may be issued by the Company, the Tokens will not provide any protective provisions, rights to purchase future securities issued by the Company or its affiliates (so-called, "preemptive rights") or voting rights, including the right to elect members of the Board of Directors of the Company or any of its affiliates or voting on other matters of the Company or any of its affiliates, except as described above under "Equity Distribution and Redemption Rights." As a result, all matters requiring the vote of shareholders will be determined by the common stockholders.

Except in the limited circumstances described herein, the Tokens do not convey any liquidation, information or inspection rights. The Company and its officers, directors, affiliates, and employees will not have fiduciary duties to the Token holders.

No Warranties
The Tokens will be delivered on an "AS IS" basis without any warranties.

Information and Reporting Rights
Lenders will not receive and will not be entitled to information or reports from the Company. However, as required by Regulation Crowdfunding, the Company will file an annual report, including financial statements, electronically with the SEC and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. Upon the occurrence of certain events, the Company may stop providing such annual reports to Lenders. See "REGULATORY—ANNUAL REPORTS."
The Company may also provide other information to Lenders as may be required under U.S. federal tax law.

Transferability of securities
The DUSTOs are, and Tokens will be, securities pursuant to the Securities Act of 1933 and applicable regulations. As a result, the DUSTOs and Tokens will be subject to restrictions on transferability. For one year from the issuance of the DUSTOs, the DUSTOs or the Tokens may only be resold:

- To the Company;
- To an accredited investor;
- As part of an offering registered with the SEC; or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

We currently do not intend to repurchase any of the DUSTOs or the Tokens or to facilitate a registered offering whereby Lenders may sell their DUSTOs or Tokens. When issued, the Tokens may also be subject to restrictions on transfer, including if a transfer would have a reasonable likelihood of requiring registration or qualification of the transfer, the Company, the Parent Company or its affiliates or the securities of any of them under applicable U.S. federal, state or foreign securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D promulgated under the Securities Act, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the DUSTOs or Tokens to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning a cohabitant occupying a relationship



H&G Science
424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

generally equivalent to that of a spouse), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships.

Documentation
The purchase and sale of the rights shall be on the terms and conditions set forth in the DUSTO, which contains certain representations, warranties and covenants of the Company and the Lenders. The form of the DUSTO is attached to this memorandum.

Bonus Tokens for bonus qualifying funds
In the event that the Company successfully issues Tokens in a Security Token Offering, the DUSTO will be repaid in Tokens. By investing $100.00 or more ("bonus qualifying funds") in the DUSTO at early bird tiers listed below, a Lender will receive bonus Tokens at the following rate, if the Security Token Offering occurs prior to the Final Maturity Date.

- The first $10,000 of bonus qualifying funds raised via the DUSTO will receive 100% bonus Tokens.
- The next $20,000 ($10,005 to $30,000) of bonus qualifying funds raised via the DUSTO will receive 75% bonus Tokens.
- The next $20,000 ($20,005 to $50,000) of bonus qualifying funds raised via the DUSTO will receive 60% bonus Tokens.
- The next $50,000 ($50,005 to $100,000) of bonus qualifying funds raised via the DUSTO will receive 50% bonus Tokens.
- The next $50,000 ($100,005 to $150,000) of bonus qualifying funds raised via the DUSTO will receive 40% bonus Tokens.
- The next $50,000 ($150,005 to $200,000) of bonus qualifying funds raised via the DUSTO will receive 35% bonus Tokens.
- The next $50,000 ($200,005 to $250,000) of bonus qualifying funds raised via the DUSTO will receive 30% bonus Tokens.
- The next $100,000 ($250,005 to $350,000) of bonus qualifying funds raised via the DUSTO will receive 25% bonus Tokens.
- The next $150,000 ($350,005 to $500,000) of bonus qualifying funds raised via the DUSTO will receive 20% bonus Tokens.
- The next $200,000 ($500,005 to $700,000) of bonus qualifying funds raised via the DUSTO will receive 15% bonus Tokens.
- The next $200,000 ($700,005 to $900,000) of bonus qualifying funds raised via the DUSTO will receive 10% bonus Tokens.
- The final $170,000 ($900,005 to $1070,000) of bonus qualifying funds raised via the DUSTO will receive 5% bonus Tokens.

By way of illustration, if the aggregate amount due and payable under a DUSTO is equal to $1,000.00 and the Token Price is equal to $5.00 per Token, the Lender would receive 200 Tokens. If the Lender invested $100.00, or more, in the DUSTO during the first $10,000 of funds raised, the Lender would receive 100% bonus Tokens, or an additional 200 Tokens.

All calculations of bonus Tokens will be rounded down to the nearest whole Token. The issuance of the bonus Tokens will result in dilution to holders of the Tokens.

14. Do the securities offered have voting rights? ☐ Yes ☑ No



H&G Science

424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No
Not applicable. The holders of DUSTO do not have any voting rights.

16. How may the terms of the securities being offered be modified?

See "Amendment of DUSTOs" under Terms of Securities.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.



H&G Science

Santa Paula, CA 93060
424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Units of Membership Interest:	1,000,000	1,000,000	☑ Yes ☐ No	☐ Yes ☑ No

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above? NA

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☑ Yes   ☐ No

    The securities offered (DUSTO) is a debt instrument, with no voting rights.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

    The DUSTO rights are clearly defined herein. All other rights are owned by the Shareholders all of whom are also Officers and Directors of the Company and operate the Company on a day to day basis. Shareholders may take actions, the benefit(s) of which may inure solely to the Shareholders and not to DUSTO Lenders. For illustrative and example purposes only, and not intended to be a complete list, the Shareholders can sell their shares, transfer or sell control of the Company, merge or dissolve the Company, borrow monies, sell additional common or preferred shares, enter into contracts, buy or sell assets, pay, prepay or not pay any obligation including the DUSTO, initiate litigation or arbitration and any number of other permitted Shareholder or Officer actions acts that could potentially impact DUSTO Lenders differently than the Shareholders. Any one of these acts or omission either individually or in concert or combination could negatively impact DUSTO Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    Due to the new and unique structure of this security, current valuation methods are not applicable to the security. Until the event of conversion, the DUSTO is a debt instrument. The valuation of the company does not and cannot play any role in figuring out the price per unit of DUSTO, therefore the price was arbitrarily set.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

    The DUSTO does not offer any ownership in the company. The investors are debt holders until the DUSTOs will convert into token (under another securities exemption). Please see Question # 13 for details.

23. What are the risks to purchasers associated with corporate actions including:



H&G Science

Saint Paul, MN 55555

424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

☐ **Additional issuances of securities:**

Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage of financial interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

☐ **Issuer repurchases of securities:**

The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

☐ **A sale of the issuer or of assets of the issuer:**

As a purchaser of the company's securities, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

☐ **Transactions with related parties:**

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring any interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25.   What other exempt offerings has the issuer conducted within the past three years?
NONE

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: NO

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;



H&G Science

424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☑ Yes ☐ No

The past two years have been spent solidifying key relationships with researchers, practitioners, and institutions related to the clinical research opportunities outlined in the Anticipated Business Plan. By continuing to engage in active conversation and planning, providing small sample amounts of tocotrienol material to researchers for animal studies/initial drug discovery, and facilitating necessary filings and proposals, H&G Science has been able to position itself for optimized monetization of successful clinical trial outcomes.

At the time of this document (February 2019), H&G Science has detailed cost proposals on performing Phase I/II clinical trials for the three opportunities outlined in the Business Plan. The company also has made arrangements to provide the tocotrienol material needed to run the trials, thus securing its position as the preferred manufacturer upon market entry. Furthermore, the company has negotiated options, where appropriate, on intellectual property arising from the clinical research to monetize the final product as well as manufacture the active ingredient(s).

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

As of end of 2018 the company had $75,000 in inventory and no cash in the bank.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:



H&G Science

424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

H&G Science, LLC
For the Years Ended December 31, 2017 and December 31, 2018
With Independent Accountant's Review Report

H&G Science LLC

Financial Statements

For Jan 1, 2017 through December 31, 2018

Contents





FP: truCrowd

H&G Science LLC
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) **at $5.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

ACCOUNTING & FINANCIAL

Jeremy A. Brown, CPA
Email: Jeremy@BrownInnovations.com
Ph: 773.477.7511

Independent Accountant's Review Report

The Board of Directors
H&G Science LLC

I have reviewed the accompanying financial statements of H&G Science LLC, which comprises the balance sheets for the period between January 1, 2017 and December 31, 2018, and the related statements of income, changes in partners' equity, and cash flows for the periods then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion
Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jeremy A. Brown, CPA

Chicago, Illinois
January 15, 2019



H&G Science LLC
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

H&G Science

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

H&G Science LLC

Balance Sheets

		December 31, 2018		December 31, 2017
Assets				
Current Assets:				
Cash and cash equivalents		14		176
Inventory		75,000		75,000
Total current assets		75,014		75,176
Deferred tax asset (*note 2*)		0		0
Total assets	$	75,014	$	75,176
Liabilities and Partners' Equity				
Current liabilities:				
Trade payable		65		0
Total current liabilities		65		0
Long-term obligations		0		0
Total liabilities		65		0
Partners' equity				
Ed Glicken		37,475		37,588
Kevin Henretta		37,475		37,588
Total partners' equity		74,949		75,176
Total liabilities and partners' equity	$	75,014	$	75,176

See Independent Accountant's Review Report.



H&G Science LLC
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

H&G Science LLC

Balance Sheets

	December 31, 2018	December 31, 2017
Assets		
Current Assets:		
Cash and cash equivalents	14	176
Inventory	75,000	75,000
Total current assets	75,014	75,176
Deferred tax asset (*note 2*)	0	0
Total assets	$ 75,014	$ 75,176
Liabilities and Partners' Equity		
Current liabilities:		
Trade payable	65	0
Total current liabilities	65	0
Long-term obligations	0	0
Total liabilities	65	0
Partners' equity		
Ed Glicken	37,475	37,588
Kevin Henretta	37,475	37,588
Total partners' equity	74,949	75,176
Total liabilities and partners' equity	$ 75,014	$ 75,176

See Independent Accountant's Review Report.



H&G Science LLC
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

H&G Science

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

H&G Science LLC

Statements of Changes in Partners' Equity

	Ed Glicken	Kevin Henretta	Total Partners' Equity
Balance at December 31, 2016	$ 38,074	$ 38,074	$ 76,148
Plus: Partner's contributions	0	0	0
Less: Net loss	(487)	(486)	(973)
Balance at December 31, 2017	$ 37,588	$ 37,588	$ 75,176
Plus: Partner's contributions	$ 0	$ 0	0
Less: Net loss	(114)	(113)	(227)
Balance at December 31, 2018	37,474	37,475	74,949

See Independent Accountant's Review Report.



H&G Science LLC
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

H&G Science

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

H&G Science LLC

Statements of Cash Flows

	December 31, 2018	December 31, 2017
Operating activities		
Net income	$ (227)	$ (973)
Increase in inventory	0	0
Increase in trades payable	65	0
Net cash used by operating activities	(162)	(973)
Investing activities		
Property and equipment	0	0
Net cash used in investing activities	-	-
Financing activities		
Proceeds from capital contributions	0	0
Net cash provided by financing activities	0	0
Net (decrease) increase in cash and cash equivalents	(162)	(973)
Cash and cash equivalents at beginning of year	176	1149
Cash and cash equivalents at end of year	14	176

See Independent Accountant's Review Report.



H&G Science LLC
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

H&G Science LLC

Notes to Financial Statements
December 31, 2018

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

H&G Science LLC, (the Company) is a development stage Minnesota corporation. H&G Science is a biotech company focused on the production/extraction of highly purified natural compounds. Currently, the Company supplies highly purified tocotrienol to research facilities for research and drug development. The Company can currently ship their orders to all 50 US states.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States and requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line midyear convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

See Independent Accountant's Review Report

8



H&G Science LLC
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

H&G Science LLC

Notes to Financial Statements (continued)
December 31, 2018

2. Income Taxes

At year-end, the Company has retained its election to be taxed as a partnership for federal and state tax purposes. Accordingly, the Company is not subject to income taxes in any jurisdiction. Each partner is responsible for the tax liability, if any, related to its proportionate share of the Partnership's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

3. Commitments and Contingencies

As of the date of issuance of financials, January 15, 2019, the company has no commitments or contingencies.


OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) **at $5.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:

        (A)   association with an entity regulated by such commission, authority, agency or officer?
             ☐ Yes ☑ No

        (B)   engaging in the business of securities, insurance or banking?
             ☐ Yes ☑ No

        (C)   engaging in savings association or credit union activities?



OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

☐ Yes ☑ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

If Yes, explain:

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

If Yes, explain:



OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes   ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

None.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than March 31 of the following year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: hgscience.com

_____

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or



FP: truCrowd

H&G Science

H&G Science LLC
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

(5) the issuer liquidates or dissolves its business in accordance with state law.

* * * * *


OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10. Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days



FP: truCrowd

H&G Science LLC
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

THERE IS NO ASSURANCE THAT THE OFFER, SALE OR PURCHASE OF THIS INSTRUMENT OR SECURITY TOKENS WILL BE DEEMED "COMPLIANT" BY ANY REGULATORY AUTHORITY. PROSPECTIVE PARTIES TO THIS INSTRUMENT SHOULD NOT CONSTRUE THIS INSTRUMENT OR ANY OTHER ATTENDANT COMMUNICATIONS AS LEGAL, INVESTMENT, TAX, REGUATORY, FINANCIAL, ACCOUNTING OR OTHER ADVICE. PRIOR TO OFFERING, SELLING OR PURCHASING THIS INSTRUMENT OR ANY SECURITY TOKENS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL, INVESTMENT, TAX, ACCOUNTING, AND OTHER ADVISORS TO DETERMINE THE POTENTIAL BENEFITS, BURDENS, RISKS, AND OTHER CONSEQUENCES OF SUCH TRANSACTION. THE TAX TREATMENT OF THIS INSTRUMENT AND ANY SECURITY TOKEN OFFERING IS UNCERTAIN. THERE MAY BE ADVERSE TAX CONSEQUENCES FOR INVESTORS UPON CERTAIN FUTURE EVENTS. AN INVESTMENT PURSUANT TO THIS INSTRUMENT AND THE SECURITY TOKENS DESCRIBED HEREIN MAY RESULT IN ADVERSE TAX CONSEQUENCES FOR INVESTORS OR ISSUERS, INCLUDING WITHHOLDING TAXES, INCOME TAXES, SALES OR USE TAXES, AND TAX REPORTING REQUIREMENTS.

H&G SCIENCE LLC

DEBT UNTIL SECURITY TOKEN OFFERING ("DUSTO")

In exchange for the loan by the undersigned lender (the "**Lender**") in the amount of US$[________] (the "**Debt Amount**") made on or about [Date of DUSTO] to H&G Science LLC. a Minnesota Limited Liability Company (the "**Company**"), on the Maturity Date the Lender is entitled to repayment of the Debt Amount with interest accruing thereon at the Interest Rate from the date of this DUSTO until the entire Debt Amount is satisfied, payable in cash. Upon the Security Token Offering (defined below) the DUSTO will convert into Security Tokens. The Company shall have up to thirty (30) calendar days from the Maturity Date to make any payments that may be due to Lender.

1. ***Events***

(a) **Repayment of Debt**.

(i) ***Repayment in Ordinary Course.*** The Company shall fully repay the entire Debt Amount and any interest accrued thereon, either in Tokens or in cash, as applicable, on the "Maturity Date" which will be the earlier of (i) thirty (30) days following the initial closing date of the Security Token Offering and (ii) December 31, 2021. The Company's obligations under this DUSTO will not be obligations of the Company's parent, subsidiaries, or any of its affiliates. Within thirty (30) days following the initial closing date of the Security Token Offering, if any, the Company will satisfy its repayment obligations under this DUSTO and other DUSTOs contemporaneously issued as part of the same offering in full, including any accrued and unpaid interest, the entire Debt Amount shall be due and payable to Lender, together with interest accrued on the entire Debt Amount.

(ii) ***Repayment upon Dissolution Event***: In the event a Dissolution Event occurs prior to all of the Company's repayment obligations hereunder being satisfied pursuant to Section 1(a)(i) hereof, the Company's Debt



FP: truCrowd

H&G Science

H&G Science LLC
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

Amount shall be due and payable in cash together with interest accrued on the Debt Amount at the Interest Rate and repayment will be made to the Lender subject to Section 1(c) hereof.

(iii) ***Interaction with other DUSTO's and Obligations.*** The Company shall have the right to prepay the Debt Amount and interest accrued thereon without any prepayment penalty. This DUSTO and any others of like-kind, issued by the Company shall rank *pari passu* as to the payment of principal and interest. The Lender agrees that any payments or prepayments to the Lender and to the holders of other DUSTOs, whether principal, interest or otherwise, shall be made pro rata among the Lender and the other holders of other DUSTOs issued by the Company based upon the aggregate unpaid principal amount of this DUSTO and the other DUSTOs issued by the Company. By accepting this DUSTO, the Lender agrees that all payments on account of the indebtedness, liabilities and other obligations of the Company to the Lender, including, without limitation, all amounts of principal, interest accrued hereon, and all other amounts payable by the Company to the Lender under this DUSTO or in connection herewith shall be subordinated and subject in right of payment, to the extent and manner set forth herein, to the prior payment in full in cash or cash equivalents of any Senior Indebtedness of the Company.

(b) **Conversion**. If the Security Token Offering occurs triggering a Maturity Date pursuant to 1(a)(i), the DUSTO will convert into a number of Security Tokens equal to the aggregate principal amount loaned under all DUSTOs held by the Lender, plus interest accrued thereon at the Interest Rate, divided by the Token Price. The "**Token Price**" shall be the lowest undiscounted price received by the Company in the initial closing of the Security Token Offering. By way of illustration, if an investor purchases the DUSTO on March 15, 2019, and the Token Price is equal to $5.00 per Security Token and the aggregate amount due and payable under the DUSTO is equal to $1,000.00, the Lender exercising the conversion option would receive 200 Security Tokens.

Prior to the initial closing of the Security Token Offering, the Company shall provide each Lender with a notice (the "**Conversion Notice)**. The Lender must provide to the Company in the Lender's response to the Conversion Notice a network address and/or other information necessary to facilitate a distribution of such Security Tokens, Lender is responsible for the accuracy of information provided. Providing an inaccurate digital key or public address for purposes of token transfer often results in irreversible loss. The Company is not liable for its use of inaccurate digital key or public addresses provided by the Lender. The transfer of Security Tokens to the Lender constitutes satisfaction of the Company's debt repayment obligations so long as the Company utilizes the digital key or public address provided by the Lender. Any Security Tokens issued in satisfaction of this DUSTO will be delivered on an "AS IS" basis without any warranties.

Security Tokens issued will be securities pursuant to the Securities Act of 1933 and applicable regulations. As a result, such Security Tokens will be subject to restrictions on transferability. For one year from the issuance of the Security Tokens, the Security Tokens may only be resold:

- To the Company;
- To an accredited investor (as defined by Rule 501(a) of Regulation D promulgated under the Securities Act of 1934);
- As part of an offering registered with the Securities Exchange Commission; or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(c) **Priority in Dissolution Event**. If a Dissolution Event occurs before the Company's repayment obligations under the DUSTO have been satisfied in full, to the fullest extent permissible by law and subject to the rights of



FP: truCrowd

H&G Science

H&G Science LLC
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

the Senior Indebtedness, Lender shall have priority over all other creditors with respect to any cash funded by and traceable to Lender remaining in a Company bank or escrow account, and shall have priority shall be returned to Lender, with priority over all other creditors of the Company.

(d) **Termination**. This DUSTO will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance, that, in either case, has not been cured) upon the Company satisfying its repayment obligations in full pursuant to this DUSTO.

2. *Definitions*

"**Dissolution Event**" means the (i) a voluntary termination of the Company's operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the voluntary filing for bankruptcy protection or making of a general assignment for the benefit of creditors; (iv) an involuntary bankruptcy petition that is not dismissed within sixty (60) days, or (v) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"**Interest Rate**": means simple interest accrued at an annual rate equal to **fifteen percent (15%).** Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. If the payment date falls on a day that is not a business day, payment shall be made on the next business day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such maturity date.

"**Proceeds**" means "proceeds" as such term is defined in section 9-102 of the Delaware Uniform Commercial Code and, in any event, shall include, without limitation, all dividends or other income from the Collateral, collections thereon or distributions with respect thereto.

"**Security Tokens**": mean only those digital blockchain tokens issued by the Company as part of the Security Token Offering. The Security Tokens are not intended to be or represent an interest in any monetary value, to serve as a medium of exchange, or to otherwise function as currency or as a substitute for currency. The Security Tokens may be subject to dilution, including through the issuance of Tokens to future investors, third-parties, officers, employees and directors, affiliates.

"**Security Token Offering**" will be deemed to occur upon the initial closing of the Company's first public sale of its Security Tokens, to be used on an established decentralized blockchain protocol created or licensed by the Company. A Security Token Offering will only be considered one in which the existence of the offering is made public and Security Tokens can be purchased by some or all segments of the general public (e.g., accredited investors or US residents) pursuant to a registration statement under the Securities Act or exemption from the Securities Act, including pursuant to the Securities and Exchange Commission's Regulation A. Security Tokens that may not be purchased by some or all segments of the general public (e.g., accredited investors or U.S. residents) pursuant to a registration statement under the Securities Act or exemption therefrom will not be considered issued pursuant to a Security Token Offering.

"**Senior Indebtedness**" means any (i) indebtedness, liabilities and other obligations of the Company or with respect to which the Company is a guarantor, to banks, insurance companies or other lending or thrift institutions regularly engaged in the business of lending money, whether or not secured, (ii) indebtedness, liabilities and other obligations of the Company under any line of credit or revolving credit facility, (iii) any deferrals, renewals or extensions or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness.

3. *Company Representations*



OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

(a) The Company is a validly existing and in good standing under the laws of the state of Minnesota, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when Security Tokens are to be issued to the Lender, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws or applicable constituent documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) To the knowledge of the Company, the performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate or equivalent approvals; and (ii) any qualifications or filings under applicable securities laws.

4. *Lender Representations*

(a) The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Lender has been advised that this DUSTO HAS not been registered under the Securities Act or any state securities laws and THIS DUSTO IS offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Lender understands that this DUSTO may not be resold or otherwise transferred unless IT IS registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. The Lender is purchasing this instrument for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. The Lender has such knowledge and experience in financial and business matters that the Lender is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Lender's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

(c) The Lender is entering in this instrument not with a view to, or for resale or otherwise redistribute the same.

(d) The Lender acknowledges, and is entering into this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Lender acknowledges that the Lender has received all the information the Lender has requested from the Company and the Lender considers necessary or appropriate for deciding whether to acquire this instrument, and the Lender represents that the Lender has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and to obtain any additional information necessary to verify the accuracy of the information given to the Lender. In deciding to purchase this instrument, the Lender



OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

is not relying on the advice or recommendations of the Company or of any crowdfunding portal and the Lender has made its own independent decision that the purchase of this instrument is suitable and appropriate for the Lender. The Lender understands that no federal or state agency has passed upon the merits or risks in this instrument or made any finding or determination concerning the fairness or advisability of this purchase.

(f) The Lender understands and acknowledges that as a DUSTO Lender, the Lender shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations. The Lender understands that this instrument is being offered in a regulation crowdfunding offering with other DUSTOs, and all participants in the aforementioned offering, together, "Lenders," will have the same rights and obligations. Notwithstanding the foregoing, the Lender acknowledges that the Company may offer incentives to Lenders based upon the date that the Lender agrees to loan the Company funds on the crowdfunding portal.

(g) The Lender understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and any Security Tokens used to satisfy the debt obligations hereunder.

(h) If the Lender is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Lender hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any offer or sale of this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Lender acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument. The Lender acknowledges that the Company has not made any representations regarding this DUSTO's compliance with usury or other lending laws. The Lender understands that Lender bears sole responsibility for any taxes as a result of the matters and transactions the subject of this instrument, and any future acquisition, ownership, use, sale or other disposition of this DUSTO or the Security Tokens held by the Lender. To the extent permitted by law, the Lender agrees to indemnify, defend and hold the Company or any of its affiliates, employees, owners or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes (other than any net income taxes of the Company or its owners that result from the issuance of Security Tokens to the Lender pursuant the Public Token Offering) associated with or arising from the Lender's purchase of this DUSTO or the Lender's right to purchase tokens in the Public Token Offering, or the use or ownership of this DUSTO.

5. *Transfer Restrictions*.

(a)   The Lender understands and agrees that the Company may place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this DUSTO or the Security Tokens, together with any other legends that may be required by state or federal securities laws, the Company's certificate of incorporation or bylaws or similar constituent documents, as applicable, any other agreement between the Lender and the Company or any agreement between the Lender and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY JURISDICTION.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR



OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) Any provision of this DUSTO may be amended, waived or modified only upon the written consent of the Company and the Lender. This DUSTO sets forth the entire agreement and understanding of the parties relating to the subject matter herein and supersedes all prior or contemporaneous disclosures, discussions, understandings and agreements, whether oral or written, between them.

(b) The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(c) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(d) All rights and obligations hereunder will be governed by the laws of the State of Minnesota, without regard to the conflicts of law provisions of such jurisdiction.

(e) In no event shall the Company's aggregate liability arising out of or related to this DUSTO, whether arising out of or related to breach of contract, tort (including negligence) or otherwise, exceed the Debt Amount and accrued interest due under this DUSTO. In no event shall any stockholder, officer, director or employee of the Company be liable for any amounts due or payable pursuant to this instrument.

(f) THE LENDER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS INSTRUMENT. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Saint Paul, Minnesota. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(g) The parties agree that any arbitration shall be limited to the dispute between the Company and the Lender individually related to this DUSTO only. To the full extent permitted by law, (1) no arbitration shall be joined with any other; (2) no dispute between the parties is to be arbitrated on a class-action basis or will utilize class action procedures; and (3) Lender may not bring any dispute in a purported representative capacity on behalf of the general public or any other persons. Notwithstanding the foregoing, the parties agree that the following disputes are not subject to the above provisions concerning informal negotiations



OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

and binding arbitration: (1) any disputes seeking to enforce or protect, or concerning the validity of, any of a party's intellectual property rights; (2) any dispute related to, or arising from, allegations of theft, piracy, invasion of privacy or unauthorized use; and (3) any claim for injunctive relief.

(h) All repayment obligations may be assigned or transferred by the Company to any of its affiliates provided written notice is provided to Lender.

(i) The Company shall not be liable or responsible to the Lender, nor be deemed to have defaulted under or breached this instrument, for any failure or delay in fulfilling or performing any term of this DUSTO, when and to the extent such failure or delay is caused by or results from acts beyond the affected party's reasonable control, including, without limitation: (a) acts of God; (b) flood, fire, earthquake or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, or other civil unrest; (d) applicable laws or (e) action by any governmental authority.

(j) All notices under this instrument will be sent via email or through the platform that facilitated the offering of this instrument, notice will be considered effective when sent. The Company may post updates on its website as a courtesy to Lenders, but is not required to, nor will updates posted exclusively on the Company's website be considered effective notice unless each Lender is directed to said website via email or through the platform that facilitated the offering of this instrument. It is the Lender's sole responsibility to keep the Company informed of any changes in Lender's email address or any transfers of ownership of this instrument. Any notice required or permitted by this instrument will be deemed sufficient when sent by email to the relevant address listed on the signature page, as subsequently modified by written notice received by the appropriate party.

(*Signature page follows*)



H&G Science LLC
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

H&G SCIENCE LLC
By: ______________________________
Name: ______________________________
Title: ______________________________
Address:______________________________
Email:______________________________

LENDER
By:______________________________
Name:______________________________
Email:______________________________
Address:______________________________
____

Phone:______________________________